INVEST IN **SWITCH ENTERPRISES INC.**

Transcending the swipe culture of modern love by putting the conversation first


SWITCH
SWITCH

LEAD INVESTOR



Rick Meekins

Kiki & Corey have a great concept that I think will change the way people date online. This is really an important app as people seek more meaningful relationships and to have success on dating apps. Kiki & Corey, as CEO and COO have the passion, drive and tenacity to see this through and have gathered people around them to help make sure that this business is successful as a business. They are very clear on their mission and vision and take the time to ask the questions and get advice whenever they have had a gap. Between having a great app and the potential for great leadership, the S W I T C H app is going to be a story that investors are going to be proud to have been part of.

Invested $5,000 this round

myswitchapp.com   Atlanta GA

Software | Crowdfunding | Leisure | App | Tech

Highlights

1. Committed to a future where genuine connectivity & meaningful interactions are fostered thru tech.

2. The dating arena limits chances of connectivity, SWITCH disrupts by being an audio speed dating app

2. The dating arena limits chances of connectivity, SWITCH disrupts by being an audio speed dating app

3. SWITCH is a tech start-up that democratizes connection by using audio-tech first.

Our Team



Kiana Mincey CEO

SWITCH is what stands out to me as an accomplishment. I have 2 degrees and have been successful in my career as a Producer, but starting an idea and seeing it through is by far the bravest thing I could ever do. I acted on an idea when most wouldn't.

> I realized I had been having unprompted & candid conversations with single, successful peers about shared struggles on dating apps. It was then that I realized that a strong audio component has been missing in the dating landscape. SWITCH will disrupt the market with a revolutionary idea bringing a hybrid of the old school into new school dating.



Corey Staples COO



I would be remiss if I didn't acknowledge S W I T C H as one of my most impressive accomplishments. Having been a student-athlete throughout my college tenure and attaining both a bachelor's and master's, my drive to succeed is instinctual.

Pitch







SWITCH
Connect first, Judge later
9:41
Freestyle Switch Note
Record your freestyle note
0:12
Done

9:41
Problem
54%
Believe Swipe culture is negatively affecting the current online dating landscape.
Matches
Camille, 22
Juliette, 19
47%
Believe Dating apps with swipe method (i.e. Tinder, Bumble, and Hinge) do not help people to find a real connection.
Dehumanizes us as people
Prioritizes surface level dating

9:41
There is an unmet need
Chat with Robert
Music
What is your all-time favorite singer or band?
Sport
Do you like football?
Leave
Of the same respondents,
77.5%
said that a real-time conversation with a potential match prior to swiping right would aid them in making a better connection with someone on dating apps.
The market for dating apps still has an unused demographic of people who are looking for real-time connections.
Based on a survey of 200 people

9:41
Global dating app market

Users



32% increase

293M — 2020
323M — 2021
426.3M — 2025

Projected revenue

$3.8B — 2020
$5.6B — 2021
2022
2023 — 8.4% CAGR
2024
$7.7B — 2025

Source: eMarketer,Total Statista

Competition



	SWITCH	bumble 22%	Hinge 15% (Match Group)	Plenty of Fish 14%
Real-time Audio	♥			
Authentic Speed-dating	♥			
Conversation Drivers	♥			
Account Verification	♥	♥	♥	♥

Underlying magic

Value Proposition: The only audio-based dating platform that prioritizes putting a real-time conversation first.



Switch completely reverses the old dating model by putting the conversation on the forefront, and putting looks/swiping on the back end.

Old dating app concepts

Innovative features

SWITCH

Solution



Genuine connectivity

Simplifies & gamifies dating

Removes superficiality

Intuitive matchmaking algorithm

Guided conversations

Inclusivity

Connect first, Judge later

Dating online re-imagined

An audio, speed dating platform



Scrollable feed of other Switch users that are nearby

'ChatRoulette' style "connect me with someone that fits my preferences, and who is available right now" feature

This product rethinks how we communicate online and will alleviate the "hookup culture" associated with dating apps today.



Target

Inclusive dating for anyone



25 – 35 year olds

Those who are craving authentic and genuine conversations that are not accessible in the current online dating market



LGBTQIA+ Friendly

Those who are seeking the ease and comfort of expression and security in the dating scene that is not available anywhere else

Sample user profile
Dating Dana



Age	26 years
Location	Denver, CO
Job	Traveling Nurse

"I'm so fed up with "Swipe culture. One of the biggest things that keeps me from going on a date is the fear of the awkwardness for the first 5 minutes of a conversation. Like are we going to vibe enough to hold a conversation? What does his voice even sound like? With Switch, it eliminates a lot of my hesitation right off the bat!"
(Real quote from anticipating Switch user)

Drive	Goals & needs	Hesitation & pain points
Finding a companion who she can count on	Going on dates & putting herself first	Feeling like "swipe culture" is only good for hook-ups
Balancing her busy work schedule with her social life	Feeling out what a guy is *really* like before going out with him	Wasting her time going on bad dates with people who don't suit her

---

Go-to-market

Speed-dating and comedy events.



Boston
Month TBD

New York
Month TBD

 **Small world pilot**

Los Angeles
Month TBD

Atlanta
Month 1-5

Houston
Month TBD

Online acquisition


Social media
pay per clicks campaign


Micro influencers


Targeted media buying


App-Store Optimization

Offline acquisition


Grassroots
word-of-mouth campaign

Switch marketing tour
speed dating and comedy events

Partnerships
selected b2c partnerships

Business model



Subscriptions

Free	Switch Up ($6.99/month)
Can only 'Like' 10 users per day	Can 'Like' unlimited users
Receive only (3) 1:1 Live Chat Request per week	Can send (5) 1:1 Live Chat Requests per week
	Not subjected to as many ads.

Advertisement on the platform and co-branded activities –
"Switch Lobby"



Upsell opportunities

In-App user purchases

(1) More 1:1 Live Chat Request	$ 1.99
(3) More 1:1 Live Chat Request	$ 5.00
(10) More 1:1 Live Chat Request	$ 12.00

Affiliate fees with partners –
"Conversation Drivers"

Financials

Actively paid users



3.2M
2.7M
2.2M
1.7M
1.2M
0.7M
0.2M
-0.3M
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
Actively paid users

Projected revenue/profit

625M
525M
425M
325M
225M
125M
25M
-75M
-175M
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
Revenue
Net income

$ '000	Yr1	Yr2	Yr3	Yr4	Yr5
Revenue	0	4,554	28,371	92,615	208,710
Net downloads	304	1,332	3,191	6,155	9,361
Actively paid users	–	67	288	842	1,684
Expenses	462	3,653	12,297	29,931	58,278
Net income	-513	-898	6,465	31,472	77,535

Leadership team



Kiana Mincey
CEO

Freelance Producer
ESPN
Kennesaw State University - Master of Arts - Integrated Global Communication
Bachelor of Science – Communication in Media Studies

KENNESAW STATE UNIVERSITY



Corey Staples
COO

NCR Inside Sales Representative
Black News Channel Sales and Advertising Planner
Master of Science - Florida Agricultural & Mechanical University
Bachelor of Science– University of Florida Telecommunications-News

FAMU | UF UNIVERSITY of FLORIDA



Kati Fernandez
Chief of Brand Strategy & Integration
ESPN+/ESPN Films – Director of Content Development & Integration



Empowering users to make impactful and intentional connections that transcend the swipe culture of modern love.

Connect first, Judge later.

Thank you

SWITCH
info@myswitchapp.com
@switch_app_